Hogan & Hartson LLP 111 South Calvert Street Suite 1600 Baltimore, MD 21202 +1.410.659.2700 Tel +1.410.539.6981 Fax www.hhlaw.com
July 30, 2008
Mr. Max A. Webb
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

RE:	Wabash National Corporation — File Number 001-10883 Form 10-K for the fiscal year ended December 31, 2007, Filed February 19, 2008 Definitive Proxy Statement on Schedule 14A, Filed April 15, 2008
Dear Mr. Webb:
On behalf of Wabash National Corporation (“Wabash National” or the “Company”), this letter is in response to your letter dated July 2, 2008 (the “Comment Letter”) to Mr. Robert J. Smith, Chief Financial Officer of Wabash National, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed February 19, 2008, and the Company’s Definitive Proxy Statement on Schedule 14A, filed April 15, 2008.
The Company’s responses with respect to each comment contained in your Comment Letter are set forth below. For ease of reference, each of the staff’s comments is set forth in italic type immediately before the corresponding response.
Form 10-K
1. Item 12 — Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matter, Page 60. We could not locate the Equity Compensation Plan Information section you reference. Please advise. Refer to Item 201(d) of Regulations S-K.

Mr. Max A. Webb
Division of Corporation Finance
July 30, 2009

Response:
Consistent with the Company’s practice since 2003, the Company had intended to include the disclosure required by Item 201(d) of Regulation S-K in its proxy statement for its 2008 annual meeting of stockholders. That section, however, was inadvertently excluded from the proxy statement. The Company will again include this information in the proxy statement for its 2009 annual meeting of stockholders. Much of the information that would have been included in response to item 201(d) is detailed in the Company’s Form 10-K, Notes to Consolidated Financial Statements, Note 9, Stock Based Compensation. Furthermore, the Company believes it worth noting that the only equity compensation plans pursuant to which shares are available for issuance are stockholder approved plans.
Definitive Proxy Statement on Schedule 14A
Executive Compensation, page 17
Elements of Compensation, page 18
2. Please provide a list of the companies to which you benchmark. Please also disclose the degree to which the Compensation Committee considered such companies comparable to you. Alternatively, please provide an analysis of why the company does not benchmark. While we note your disclosure in the Competitive Market Assessment section on page 18 that the company does not specifically benchmark, it appears the company reviews the competitive market assessment provided by Towers Perrin and looks to the median or midpoint of the salaries covered by the assessment when setting base salaries and long-term incentive plan compensation. Refer to Item 402(b)(2)(xiv) of Regulation S-K.
Response:
The Company does not believe it “benchmarked” named executive officer total compensation, or any individual material element of compensation, during 2007. As referenced by the staff, Item 402(b)(2)(xiv) of Regulation S-K provides that the material information to be contained in a company’s Compensation Discussion and Analysis will vary depending upon the facts and circumstances. One example of material information that may need to be disclosed is “whether the registrant engaged in any benchmarking of total compensation, or any material element of compensation, identifying the benchmark, and, if applicable, its components (including component companies)...” (emphasis added.) As the following discussion indicates, the Company does not believe that it benchmarked compensation, and, further, the Company believes that given the facts and circumstances, investors have been provided with the material information necessary to understand the compensation paid in 2008.
As disclosed in the Compensation Discussion and Analysis, during 2007 the Compensation Committee generally reviewed and considered general market survey information provided by Towers Perrin. The general survey information reviewed included Towers Perrin CDB — an

Mr. Max A. Webb
Division of Corporation Finance
July 30, 2009

executive compensation data sample — and Watson Wyatt Durable Goods Manufacturing Sample — top management compensation data for the durable goods manufacturing industry. The Compensation Committee did not review or consider the names of the component companies included in these broad-based samples. In fact, the Committee was not made aware of the component companies. Rather, the Committee reviewed and considered the aggregate compensation data information to discern an understanding of current compensation practices. While the Compensation Committee does not consider or review the companies comprising the general survey information, in the future, the Company will provide additional disclosure regarding why the Compensation Committee reviewed and considered the particular general survey information it did, to the extent the Committee follows the same review practices in the future.
In addition, in reviewing the general survey data, the Compensation Committee generally noted the median of the compensation data included in the samples as its starting point for the discussion and review of salaries and each officer’s long-term incentive. The Compensation Committee did not directly target these amounts and primarily took into consideration the other factors discussed in the Compensation Discussion and Analysis in determining the actual amounts. To the extent that the Compensation Committee’s practices remain the same, however, the Company will clarify in future filings why the Compensation Committee selects the median of the compensation data as the starting point.
The Company believes that a discussion in its Compensation Discussion & Analysis of why it does not benchmark is not required by the SEC’s disclosure requirements and is, in any event, not material to an understanding of its compensation practices. As noted above, Item 402(b)(2)(xiv) of Regulation S-K provides that an example of the type of disclosure to be contained in the Compensation Discussion and Analysis, if material, includes whether the registrant engaged in any benchmarking. As discussed above, during fiscal 2007, the Compensation Committee did not specifically benchmark or base its compensation decisions on any peer group or component company information.
Notwithstanding the foregoing, the Company is aware of the SEC staff’s recent interpretation pursuant to Question 118.05 of the staff’s Compliance and Disclosure Interpretations relating to Regulation S-K [dated July 3, 2008] and will take into consideration the staff’s interpretation regarding “benchmarking” in future filings to the extent applicable to the Compensation Committee’s use of any general survey information.
Short-Term Incentive Plan, page 18
3. We note your disclosure that decisions regarding your short-term incentive plan are based on an assessment of each executive’s performance against certain performance factors, goals or targets. In future filings, please provide a qualitative and quantitative discussion of all the performance measures to be achieved in order for your executive officers to earn their performance-related compensation. We would expect to see the specific company financial

Mr. Max A. Webb
Division of Corporation Finance
July 30, 2009

goals, key operating drivers and individual performance objectives used to determine performance-related compensation and how your performance-related awards are specifically structured around such goals. Please note that qualitative measures generally need to be presented to conform to the requirements of Item 402(b)(s)(v) of Regulation S-K.
To the extent you believe that disclosure of the performance measures is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for your conclusion as to competitive harm. To the extent that you have an appropriate basis for omitting disclosure of the performance measures, please revise your disclosure to discuss how difficult it would be for the named executive officers or how likely it would be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.
Response:
In 2007, for the Company’s named executive officers other than Mr. Giromini, 80% of the short-term target bonus under the short-term incentive plan was based on achieving financial goals relating to operating income and working capital, and 20% of the target bonus was based on the Compensation Committee’s and Mr. Giromini’s subjective assessment of their performance during the year. Mr. Giromini’s target bonus was tied 100% to the achievement of the financial goals, apportioned between operating income (80%) and working capital (20%).
Because the 2007 financial goals were not achieved, and therefore no named executive officer (or other participating employee) received any short-term incentive bonus related to the financial goals, the Company determined in good faith that disclosure of the specific financial goals was not material to an investor’s understanding of the compensation awarded to, earned by, or actually paid to the named executive officers for the fiscal year. In addition, 2007 was the second year in a row that the Company did not achieve the financial goals under its short-term incentive plan, further underscoring the lack of materiality to an understanding of amounts actually paid to the named executive officers during 2007.
Furthermore, as Company’s disclosure indicates, the amount of each officer’s short-term incentive bonus that was paid based on personal performance was determined based on the subjective analysis of the Compensation Committee and Mr. Giromini based on each officer’s performance, as well as the retention benefits of the awards. For 2007, neither the Compensation Committee nor Mr. Giromini considered or reviewed each officer’s performance as compared to specific performance measures in determining these amounts. Accordingly, consistent with the staff’s Compliance & Disclosure Interpretation 118.04 (replacing Question 3.04 referenced above), the Company did not provide quantitative targets for what was inherently subjective or qualitative assessments. However, in future filings, to the extent the Compensation Committee

Mr. Max A. Webb
Division of Corporation Finance
July 30, 2009

and/or Mr. Giromini specifically considers identifiable qualitative factors in an officer’s performance (e.g., effective leadership and communication), the Company will include such considerations in its disclosure.
Potential Payments on Termination of Change-in-Control, page 29
4. We could not locate the definition of “cause” in this section. Please advise.
Response:
The term “cause” is only applicable with respect to the employment and termination arrangements applicable to Mr. Giromini. Mr. Giromini’s employment agreement provides the following definition of “cause”:
For purposes of this Section 4.2, Cause for termination shall be deemed to exist upon: (a) the Executive’s willful and continued failure to perform his principal duties (other than any such failure resulting from vacation, leave of absence, or incapacity due to injury, accident, illness, or physical or mental incapacity) as reasonably determined by the Board in good faith after the Executive has been given written, dated notice by the Board specifying in reasonable detail his failure to perform and specifying a reasonable period of time, but in any event not less than twenty (20) business days, to correct the problems set forth in the notice; (b) the Executive’s chronic alcoholism or addiction to non-medically prescribed drugs; (c) the Executive’s theft or embezzlement of the Company’s money, equipment, or securities; (d) the conviction of the Executive of, or the entry of a pleading of guilty or nolo contendere by the Executive to, any felony or misdemeanor involving moral turpitude or dishonesty; or (e) a material breach of this Agreement by the Executive, and the failure of the Executive to cure such breach within ten (10) business days of written notice thereof specifying the breach. In no event shall the failure to achieve the goals set forth in accordance with Section 3.3 of this Agreement [bonus compensation] be in and of itself Cause for termination, but such failure may be considered as part of his overall performance. No act or omission on the part of the Executive shall be considered “willful” unless it is done by the Executive in bad faith or without reasonable belief that the Executive’s action was in the best interests of the Company. Any act or omission based upon authority given pursuant to a resolution duly adopted by the Board of Directors of the Company or based upon the advise of counsel for the Company shall be conclusively deemed to be done by the Executive in good faith and in the best interests of the Company.
The Company does not believe that the definition of “cause” is meaningful to an investor’s understanding of the potential termination payments to Mr. Giromini. Accordingly, the Company did not include a detailed definition of “cause” as part of its fiscal 2007 disclosures. In future filings, to the extent that this definition remains applicable, the Company will clarify that “cause” is defined in Mr. Giromini’s employment agreement and will clarify that the definition includes terms and conditions typically included in executive employment agreements, such as a failure to perform, a criminal conviction, or a material breach of the employment agreement.

Mr. Max A. Webb
Division of Corporation Finance
July 30, 2009

*     *     *     *
Enclosed with this letter is a statement of the Company covering the matters requested by the staff.
Please direct any questions, comments and advice of the Commission staff to me at 410-659-2741, or William I. Intner at 410-659-2778.
Respectively submitted,
/s/ Michael J. Silver
Michael J. Silver

cc:	Robert J. Smith, Wabash National Corporation Lawrence M. Cuculic, Wabash National Corporation

Statement of Wabash National Corporation
July 29, 2008

Re:	Wabash National Corporation — File Number 001-10883 Form 10-K for the fiscal year ended December 31, 2007, Filed February 19, 2008 Definitive Proxy Statement on Schedule 14A, Filed April 15, 2008
Wabash National Corporation (the “Company”), hereby acknowledges, in connection with the comments of the Securities and Exchange Commission staff on the above referenced filings, that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
WABASH NATIONAL CORPORATION

By:	/s/ Robert J. Smith
Robert J. Smith
Senior Vice President and Chief Financial Officer